Exhibit 99.1

Qihoo 360 Reports Third Quarter 2012 Unaudited Financial Results

BEIJING, November 19, 2012 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter Financial Highlights1

•              Revenues were $84.0 million, a 77% increase from $47.5 million in the third quarter of 2011.

•              Net income attributable to Qihoo 360 was $12.9 million, an 18% increase from $10.9 million in the third quarter of 2011.

•              Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $24.2 million, a 24% increase from $19.5 million in the third quarter of 2011.

•              Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.11 compared to $0.09 in the same period last year.

•              Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $0.20 compared to $0.16 in the same year ago period.

Third Quarter Operating Metrics

•                  Total monthly active users of Qihoo 360’s products and services reached a record 442 million in September 2012, compared to 370 million in September 2011(3).

•                  User penetration of Qihoo 360’s products was 95% in September 2012, compared to 89% in September 2011(3).

•                  Total smartphone users of Qihoo 360’s mobile security products (4) reached approximately 149 million in September 2012.

•                  Monthly active users of Qihoo 360’s browsers reached a record 303 million in September 2012, compared to 235 million in September 2011(3).

•                  User penetration of Qihoo 360’s browsers was a record 65% in September 2012, compared to 57% in September 2011(3).

1  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

2  American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

3 User and market penetration data is based on data from iResearch as of September 2012.

4 Referring to 360 Mobile Safe, the company’s main mobile security product.

•                  Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 89 million in the third quarter of 2012, compared to 55 million in the third quarter of 2011.

•                  Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 451 million in the third quarter of 2012, compared to 185 million in the third quarter of 2011.

•                  Paying users of Qihoo 360’s game platform were approximately 182,000 in September 2012, compared to 148,000 in June 2012.

“The third quarter of 2012 marks our seventh straight quarter of robust revenue growth since the Company’s IPO last year. We continue to outperform the growth rate of the industry, despite the macro economic challenges that persist in the market,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.  “Monthly active users of our PC-based products and services, which cover approximately 95% of the Chinese PC Internet population, increased to 442 million as of September 2012. Additionally, the number of smartphone users of our key mobile security product — 360 Mobile Safe reached 149 million and we further strengthened our established leadership in this field.”

“We believe our success is largely driven by our company-wide focus on innovation in product and technology, attention to customer satisfaction, as well as superior execution capabilities. A major milestone during the third quarter was our launch of 360 search services. We recently began to publicly test our search engine monetization system and we believe that our search services will capture a meaningful share of the market and have a long-term transformative effect on our business model.”

“We also believe that the products and services we launched earlier this year will continue to enhance our monetization capabilities in the coming quarters despite the macro headwinds in the Chinese economy,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We are thrilled to have surpassed our revenue guidance and internal profitability targets this quarter even though the overall industry experienced slower growth. Our online advertising business continued to deliver solid growth, supported by a robust increase in our user activity on Qihoo’s Personal Start-up Page. Internet value-added services also outpaced the market with a 111% year-over-year increase in revenue driven by strong momentum in paying user growth. As we previously stated, we have made proactive investments in product and technology development to continue our innovation and expand our footprint, particularly in mobile Internet and search technology. We believe that the investment will support sustainable growth for our company and drive long-term shareholder value.”

Third Quarter 2012 Results

Revenues

Revenues were $84.0 million, representing an increase of 77.0% from $47.5 million in the third quarter of 2011 and an increase of 15.5% from $72.8 million in the second quarter of 2012. The year-over-year and quarter-over-quarter increases in revenues were mainly due to continued robust growth in both online advertising and Internet value-added services.

Online advertising revenues were $58.4 million, up 66.5% from the same period last year and 14.8% from the prior quarter. The robust year-over-year growth was primarily driven by further market penetration of the Company’s key products, such as the 360 browsers and Personalized Start-up Pages, and increased user activity, somewhat offset by a subdued macro economy.

Internet value-added service revenues, which are mainly derived from web game operations, were $25.5 million, up 110.8% from the same period last year and 17.8% from the prior quarter. The strong year-over-year and sequential growth was mainly driven by solid growth of the Company’s paying user base.

Cost of Revenues

Cost of revenues were $7.9 million, compared to $5.3 million in the third quarter of 2011 and $6.6 million in the second quarter of 2012, representing increases of 47.8% and 19.1%, respectively.

Operating Expenses

Operating expenses were $63.9 million, compared to $31.4 million in the third quarter of 2011 and $56.4 million in the second quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP) were $52.6 million, compared to $22.7 million in the third quarter of 2011 and $42.7 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased personnel-related expenses, bandwidth expenses, equipment depreciation expenses, as well as marketing expenses, as Qihoo 360 continued to strengthen its technology and product development capabilities, and expanded into new business initiatives.

Operating Income

Operating income was $12.2 million, compared to $10.8 million in the third quarter of 2011 and operating income of $9.9 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $23.5 million, compared to $19.4 million in the third quarter of 2011 and $23.6 million in the prior quarter.

Operating margin was 14.5%, compared to 22.7% in the third quarter of 2011 and 13.6% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 28.0%, compared to 40.9% in the third quarter of 2011 and 32.4% in the prior quarter.

The year-over-year and quarter-over-quarter decline in non-GAAP operating margin was due to increased expenses related to new business initiatives in search and mobile Internet.

Net Income

Net income attributable to Qihoo 360 was $12.9 million, compared to $10.9 million in the third quarter of 2011 and $7.0 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $24.2 million, compared to $19.5 million in the third quarter of 2011 and $20.6 million in the prior quarter.

Net Margin

Net margin was 15.4%, compared to 23.0% in the same period last year, and 9.6% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 28.8%, compared to 41.2% in the same period last year and 28.4% in the prior quarter. The year-over-year decline in non-GAAP net margin was due to increased expenses related to new business initiatives in search and mobile Internet.

Diluted Earnings per ADS

Diluted EPADS for the third quarter of 2012 was $0.11, and diluted EPADS for the third quarter of 2012 excluding share-based compensation (non-GAAP) was $0.20. Both GAAP and non-GAAP weighted average ADS used in computing diluted EPADS was 122.3 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the third quarter of 2012 was $34.8 million. As of September 30, 2012, the Company had cash and cash equivalents of $348.0 million.

Business Outlook

For the fourth quarter of 2012, the Company expects revenues to be between $93 million and $94 million, representing a year-over-year increase of 49% - 51%. For the full year 2012, the Company expects revenues to be between $319 million and $320 million, representing a year-over-year increase of approximately 90%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:00 p.m. Eastern Time on November 19, 2012 (8:00 a.m. Beijing time on November 20, 2012).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

US Toll / International Dial In:	+1 718-354-1231

Hong Kong Dial In:	+852-2475-0994

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 p.m. Eastern Time on November 19, 2012 through 07:00 a.m. Eastern Time on November 27, 2012. The dial-in details for the replay are:

International Dial In:	+1 855-452-5696

US Dial In:	+1 646-254-3697

Passcode:	68469154

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and

the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31, 2011	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	343,731	348,023
Trading securities	231	173
Accounts receivable (net of allowance for doubtful accounts of $68 and $120 as of December 31, 2011 and September 30, 2012, respectively)	16,741	20,512
Prepaid expenses and other current assets	12,808	22,283
Deferred tax assets — current	858	1,488
Total current assets	374,369	392,479
Property and equipment, net	16,665	52,880
Acquired intangible assets, net	7,854	8,520
Goodwill	4,580	4,587
Long-term investments	15,561	30,173
Other noncurrent assets	4,415	26,386
Deferred tax assets — noncurrent	514	517
TOTAL ASSETS	423,958	515,542
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,872 and $5,860 as of December 31, 2011 and September 30, 2012, respectively)	5,872	5,860
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,469 and $17,992 as of December 31, 2011 and September 30, 2012, respectively)	21,287	31,937
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,831 and $14,135 as of December 31, 2011 and September 30, 2012, respectively)	12,089	17,020
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,635 and $3,740 as of December 31, 2011 and September 30, 2012, respectively)	7,312	7,238
Total current liabilities	46,560	62,055
Deferred tax liabilities — noncurrent	507	464
Other noncurrent liabilities (including other noncurrent liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $286 and $286 as of December 31, 2011 and September 30, 2012, respectively)	286	286
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,589 and $3,033 as of December 31, 2011 and September 30, 2012, respectively)	5,113	5,842
TOTAL LIABILITIES	52,466	68,647
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	370,853	445,273
Noncontrolling interest	639	1,622
Total equity	371,492	446,895
TOTAL LIABILITIES AND EQUITY	423,958	515,542

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended	Nine Months Ended
	September 30,		September 30,
	2011	June 30, 2012	2012	September 30, 2011	September 30, 2012
Revenues:
Internet services	47,289	72,751	84,028	104,792	225,931
Sales of third party anti-virus software	201	19	7	738	150
Total revenues	47,490	72,770	84,035	105,530	226,081
Cost of revenues:
Internet services	5,296	6,629	7,901	11,638	22,113
Sales of third party anti-virus software	53	8	3	200	40
Total cost of revenues	5,349	6,637	7,904	11,838	22,153
Subsidy income	9	135	—	143	142
Operating expenses:
Selling and marketing	8,943	13,799	13,909	36,585	39,562
General and administrative	5,551	7,681	8,535	12,282	23,845
Product development(a)	16,888	34,883	41,475	41,657	104,100
Total operating expenses	31,382	56,363	63,919	90,524	167,507

Income from operations	10,768	9,905	12,212	3,311	36,563
Interest income, net	834	1,846	1,699	1,356	5,057
Other (expense) income	(62)	82	54	(3)	470
Exchange gain (loss)	2,946	(1,920)	1,102	3,575	(917)
Impairment loss on long-term investment	—	—	(157)	—	(157)
Change on fair value of trading securities	(218)	(68)	(44)	(157)	(58)
Gain on disposal of subsidiaries and long-term investments	—	1,460	1,282	—	6,308
Income before income tax expense and loss from equity method investments	14,268	11,305	16,148	8,082	47,266

Income tax expense	(3,460)	(3,400)	(1,497)	(7,846)	(9,940)
Loss from equity method investments	(271)	(878)	(1,932)	(45)	(3,490)

Net income	10,537	7,027	12,719	191	33,836

Less: Net loss (income) attributable to noncontrolling interest	367	(30)	212	378	158
Net income attributable to
Qihoo 360 Technology Co. Ltd.	10,904	6,997	12,931	569	33,994
Accretion of Series A convertible participating redeemable preferred shares	—	—	—	203	—
Accretion of Series B convertible participating redeemable preferred shares	—	—	—	313	—
Accretion of Series C convertible participating redeemable preferred shares	—	—	—	255	—
Net income (loss) attributable to ordinary shareholders	10,904	6,997	12,931	(202)	33,994
Net income (loss) per ordinary share-basic	0.06	0.04	0.07	(0.00)	0.19
Net income (loss) per ordinary share-diluted	0.06	0.04	0.07	(0.00)	0.19

Weighted average shares used in calculating net income per ordinary share- basic (in millions)(b)	176	176	176	140	176
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(b)	181	183	183	171	183

(a): From Q3 2011, the Company changed the “Research and development expenses” to “Product development expenses” in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using “Product development expenses” will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

(b): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended		Nine months period ended
	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012
Cash flows from operating activities:
Net income	10,537	12,719	191	33,836
Share-based compensation	8,645	11,299	38,763	36,629
Depreciation and amortization	1,254	4,443	2,592	9,523
Loss on equity method investment	271	1,932	45	3,490
Gain on disposal of subsidiaries and long-term investments	—	(1,282)	—	(6,308)
Impairment on long-term investment	—	157	—	157
Unrealized holding loss on trading securities	218	44	157	58
Provision of allowance for doubtful accounts	—	201	51	282
Changes in operating assets and liabilities	(684)	5,297	342	1,096
Net cash provided by operating activities	20,241	34,810	42,141	78,763
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(5,271)	(46,085)	(10,007)	(66,614)
Payment for the purchase of other assets	(378)	—	(1,108)	(459)
Proceeds from disposal of property and equipment	—	1,023	—	1,023
Net cash acquired from business acquisitions	1,793	443	328	258
Payment for trading securities and long-term investment	(8,555)	(7,304)	(9,005)	(20,887)
Dividends received from an investee	—	—	—	313
Cash collected from sale of a subsidiary and long-term investments	—	4,202	—	9,843
Net cash used in investing activities	(12,411)	(47,721)	(19,792)	(76,523)

Cash flows from financing activities:
Proceeds from initial public offering (“IPO”)	—	—	233,021	—
Capital contribution from noncontrolling interest	1,559	35	1,559	35
Prepayment for share repurchase	—	(139)	—	(139)
Proceeds from exercise of stock option	—	1,063	—	2,089
Net cash provided by financing activities	1,559	959	234,580	1,985

Effect of exchange rate changes	706	1,080	1,583	67
INCREASE (DECREASE) IN CASH	10,095	(10,872)	258,512	4,292
CASH, BEGINNING OF PERIOD	308,922	358,895	60,505	343,731
CASH, END OF PERIOD	319,017	348,023	319,017	348,023

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended September 30, 2011			Three Months Ended June 30, 2012			Three Months Ended September 30, 2012
	GAAP	Adjustment(c)	Non- GAAP	GAAP	Adjustment(c)	Non- GAAP	GAAP	Adjustment(c)	Non-GAAP

Operating expenses	$31,382	$(8,641)	$22,741	$56,363	$(13,647)	$42,716	$63,919	$(11,299)	$52,620

Income from operations	$10,768	$8,645	$19,413	$9,905	$13,647	$23,552	$12,212	$11,299	$23,511
Operating margin	22.7%		40.9%	13.6%		32.4%	14.5%		28.0%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$10,904	$8,645	$19,549	$6,997	$13,647	$20,644	$12,931	$11,299	$24,230
Net margin	23.0%		41.2%	9.6%		28.4%	15.4%		28.8%
Diluted earnings per ADS	$0.09		$0.16	$0.06		$0.17	$0.11		$0.20

	Nine Months Ended September 30, 2011			Nine Months Ended September 30, 2012
	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP

Operating expenses	$90,524	$(38,754)	$51,770	$167,507	$(36,625)	$130,882

Income from operations	$3,311	$38,763	$42,074	$36,563	$36,629	$73,192
Operating margin	3.1%		39.9%	16.2%		32.4%

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd.	$(202)	$38,763	$38,561	$33,994	$36,629	$70,623
Net margin	(0.2)%		36.5%	15.0%		31.2%
Diluted earnings per ADS	$(0.00)		$0.34	$0.28		$0.58

(c): Adjustment to exclude the share-based compensation expense of each period.